I, Ansgar Strother, certify that:

(1) the financial statements of Movatic, LLC converted into Movatic Inc., included in this Form are true and complete in all material respects; and

(2) the tax return information of Movatic, LLC converted into Movatic Inc. included in this Form reflects accurately the information reported on the tax return for Movatic, LLC converted into Movatic Inc.filed for the fiscal year ended 2017.

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Ansgar Strother
co-founder & CEO

January 3, 2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.